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               		     SECURITIES AND EXCHANGE COMMISSION
			                         Washington, DC 20549


                           				SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                    			    (Amendment No. 2 )

                    			      Interactive Group, Inc.
			                          (Name of Issuer)
			                          	 Common Stock
			                   (Title of Class of Securities)

                          				  45837J102
	                          			(CUSIP Number)

         	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	                115 South Jefferson Road, Whippany, NJ 07981
			                           (201) 739-2202
	               	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           				September 30, 1997
           	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  45837J102

                          				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
							                                            (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
							                                          	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                  		7       SOLE VOTING POWER:

                         			0

	                  	8       SHARED VOTING POWER:

                         			0

	                  	9       SOLE DISPOSITIVE POWER:

                         			0

 	                 	10      SHARED DISPOSITIVE POWER:

                         			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                         		0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                         	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                          		 0.0

14      TYPE OF REPORTING PERSON*:
	       BD

                			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 2

     This statement constitutes Amendment No. 2 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Interactive Group, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

         Not applicable.


Item 5:  Interest in Securities of the Issuer (as of 9/30/97)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

	(e)	On September 30, 1997, DataWorks Corp. completed its acquisition of Interactive Group, Inc. According to the terms of the acquisition, Interactive Group, Inc. shareholders would receive 0.8054 DataWorks Corp. shares for each Interactive Group, Inc. share held. On September 30, 1997,
 Bear Stearns exchanged its holdings of Interactive Group, Inc. under the mentioned merger agreement. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on September 30, 1997.




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Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: September 30, 1997                          BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
					                                             	Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                           Interactive Group, Inc.


                      Trades from 8/16/97 through 9/30/97

                           (Various Firm Accounts)
           ***** 10/02 *****
    254,325- INTERACTIVE GROUP INC           XCH OA              .00
                        ***** 09/25 *****
      1,000  INTERACTIVE GROUP INC          14 3/4         14,750.00
      1,000  INTERACTIVE GROUP INC          14 3/4         14,750.00
        500- INTERACTIVE GROUP INC          14 5/8          7,312.25-
      1,000- INTERACTIVE GROUP INC          14 7/8         14,874.50-
                        ***** 09/24 *****
        100  INTERACTIVE GROUP INC          14              1,400.00
      3,000- INTERACTIVE GROUP INC          13 3/4         41,248.62-
                        ***** 09/22 *****
        433  INTERACTIVE GROUP INC          13              5,629.00
                        ***** 09/17 *****
      1,000- INTERACTIVE GROUP INC          13 5/8         13,624.54-
                        ***** 09/16 *****
      1,000- INTERACTIVE GROUP INC          13 5/8         13,624.54-
      1,000- INTERACTIVE GROUP INC          13 5/8         13,624.54-
      1,000- INTERACTIVE GROUP INC          13 5/8         13,624.54-
      1,000- INTERACTIVE GROUP INC          13 1/2         13,499.55-
      1,000- INTERACTIVE GROUP INC          13 1/2         13,499.55-
      1,000- INTERACTIVE GROUP INC          13 1/2         13,499.55-
                        ***** 09/15 *****
      1,000  INTERACTIVE GROUP INC          13 7/8         13,875.00
                        ***** 09/12 *****
        500  INTERACTIVE GROUP INC          13 3/4          6,875.00
      1,000  INTERACTIVE GROUP INC          13 5/8         13,625.00
      1,000  INTERACTIVE GROUP INC          13 9/16        13,562.50
      1,000  INTERACTIVE GROUP INC          13 3/4         13,750.00
                        ***** 09/11 *****
        400  INTERACTIVE GROUP INC          13 1/8          5,250.00
      1,000  INTERACTIVE GROUP INC          13 1/8         13,125.00
                        ***** 09/04 *****
        400  INTERACTIVE GROUP INC          12 7/8          5,150.00
      1,000  INTERACTIVE GROUP INC          12 7/8         12,875.00
      5,000  INTERACTIVE GROUP INC          12 7/8         64,375.00
                        ***** 09/03 *****
      1,000  INTERACTIVE GROUP INC          13 1/8         13,125.00
      1,900  INTERACTIVE GROUP INC          13 1/8         24,937.50
      1,000- INTERACTIVE GROUP INC          13 1/4         13,249.55-
                        ***** 09/02 *****
         80  INTERACTIVE GROUP INC          12 3/4          1,020.00
      1,000  INTERACTIVE GROUP INC          13 1/8         13,125.00
      1,000  INTERACTIVE GROUP INC          13 1/4         13,250.00
      2,000  INTERACTIVE GROUP INC          13 3/8         26,750.00
                        ***** 08/29 *****
      1,000  INTERACTIVE GROUP INC          12 1/2         12,500.00
      1,000  INTERACTIVE GROUP INC          12 5/8         12,625.00
      1,000  INTERACTIVE GROUP INC          12 3/4         12,750.00
                        ***** 08/29 *****
      1,000  INTERACTIVE GROUP INC          12 3/4         12,750.00
      1,000  INTERACTIVE GROUP INC          12 3/4         12,750.00
      1,000  INTERACTIVE GROUP INC          13 1/8         13,125.00
      6,000- INTERACTIVE GROUP INC          13.2800        79,677.34-
                        ***** 08/27 *****
        100  INTERACTIVE GROUP INC          12 3/8          1,237.50
        800  INTERACTIVE GROUP INC          12 3/8          9,900.00
      1,500  INTERACTIVE GROUP INC          12 3/8         18,562.50
      1,500  INTERACTIVE GROUP INC          13             19,500.00
      1,500  INTERACTIVE GROUP INC          13             19,500.00
      2,000- INTERACTIVE GROUP INC          12 7/8         25,749.14-
     10,500- INTERACTIVE GROUP INC          12 5/8        132,558.08-
                        ***** 08/26 *****
    	700  INTERACTIVE GROUP INC          13              9,100.00
      1,000  INTERACTIVE GROUP INC          13             13,000.00
      1,000  INTERACTIVE GROUP INC          13             13,000.00
      2,000  INTERACTIVE GROUP INC          13             26,000.00
                        ***** 08/25 *****
      1,000  INTERACTIVE GROUP INC          12 3/4         12,750.00
      1,000  INTERACTIVE GROUP INC          12 3/4         12,750.00
      1,000  INTERACTIVE GROUP INC          12             12,000.00
      1,000  INTERACTIVE GROUP INC          12 1/4         12,250.00
      1,000  INTERACTIVE GROUP INC          12 1/4         12,250.00
      1,000  INTERACTIVE GROUP INC          12 1/4         12,250.00
      1,000  INTERACTIVE GROUP INC          12 1/4         12,250.00
      2,000  INTERACTIVE GROUP INC          12 1/4         24,500.00
      2,500  INTERACTIVE GROUP INC          12 3/8         30,937.50
      5,000- INTERACTIVE GROUP INC          12.7800        63,897.87-
                        ***** 08/22 *****
        500  INTERACTIVE GROUP INC          12 1/2          6,250.00
        500  INTERACTIVE GROUP INC          12 1/2          6,250.00
      1,000  INTERACTIVE GROUP INC          12 3/8         12,375.00
      1,000  INTERACTIVE GROUP INC          12 1/8         12,125.00
      1,000  INTERACTIVE GROUP INC          12 1/4         12,250.00
      1,000  INTERACTIVE GROUP INC          12 1/2         12,500.00
      1,500  INTERACTIVE GROUP INC          12 1/4         18,375.00
      1,000- INTERACTIVE GROUP INC          12 1/2         12,499.58-
      5,000- INTERACTIVE GROUP INC          12.4800        62,397.92-
                        ***** 08/21 *****
        100  INTERACTIVE GROUP INC          12              1,200.00
      1,000  INTERACTIVE GROUP INC          12 1/4         12,250.00
      1,000  INTERACTIVE GROUP INC          12 1/4         12,250.00
      1,000  INTERACTIVE GROUP INC          12 3/8         12,375.00
      2,000  INTERACTIVE GROUP INC          12 3/8         24,750.00
                        ***** 08/21 *****
        275- INTERACTIVE GROUP INC          12 7/8          3,540.51-
        500- INTERACTIVE GROUP INC          12 5/8          6,312.28-
      1,000- INTERACTIVE GROUP INC          12 7/8         12,874.57-
                        ***** 08/18 *****
      1,000  INTERACTIVE GROUP INC          11 5/16        11,312.50
      1,000  INTERACTIVE GROUP INC          10 7/8         10,875.00
      2,000  INTERACTIVE GROUP INC          11 3/16        22,375.00
      3,000  INTERACTIVE GROUP INC          11 5/16        33,937.50
      3,000  INTERACTIVE GROUP INC          11 5/16        33,937.50


                       (Various Discretionary Accounts)



  ***** 10/02 *****
      3,516- INTERACTIVE GROUP INC           XCH OA              .00
      2,109- INTERACTIVE GROUP INC           XCH OA              .00
     14,375- INTERACTIVE GROUP INC           XCH OA              .00